SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 1)
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

001 750 26009510 (Common Stock)
001 750 260095DM (Class A Common Stock)
(CUSIP Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President—General Counsel
Dover Downs Gaming & Entertainment, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Timothy R. Horne
Senior Vice President—Finance, Treasurer
and Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3292

CALCULATION OF FILING FEE

Transaction valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.
☒
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CORRECTION:    The release issued this morning had the wrong phone number for Mellon Investor Services. Below is the full text of our release with the correct phone number.

FOR IMMEDIATE RELEASE	For further information, call Klaus M. Belohoubek Senior Vice President-General Counsel
Dover, Delaware, November 5, 2004	(302) 475-6756

DOVER DOWNS GAMING & ENTERTAINMENT, INC. ANNOUNCES INTENTION
TO COMMENCE TENDER OFFER TO REPURCHASE UP TO 10% OF ITS
COMMON STOCK AND CLASS A COMMON STOCK AT $12.00 PER SHARE

Dover Downs Gaming & Entertainment, Inc. (NYSE: DDE), today announced that its Board of Directors has authorized the Company to commence a tender offer to purchase up to 1,040,421 shares of its Common Stock and up to 1,607,506 shares of its Class A Common Stock at a fixed price of $12.00 per share.

The number of shares proposed to be purchased in the tender offer represents approximately 10% of the Company's total shares outstanding. Based on the closing price per share of the Company's Common Stock on the New York Stock Exchange on November 4, 2004 of $10.17 per share, the offer represents a premium of 18%.

If the offer commences, as expected, on Wednesday, November 10, 2004, then the offer and withdrawal rights would expire at 5:00 P.M., New York City time, on Friday, December 10, 2004, unless extended. The Company expects to pay for tendered shares with available cash on hand and amounts borrowed under the Company's unsecured revolving credit facility, as recently amended.

Commenting on the announcement, Denis McGlynn, the Company's President and Chief Executive Officer noted, "We believe that a share repurchase effected by the offer announced today is consistent with our long-term goals of increasing earnings per share and maximizing stockholder value. This flows from our belief that the repurchase of our shares is currently a prudent use of our funds and that it will be accretive to earnings per share for stockholders who do not sell their shares in the offer. The tender offer affords us the opportunity to return cash to stockholders who elect to tender their shares at a premium over recent trading prices without the usual transaction costs associated with open market sales, while at the same time increasing non-tendering stockholders' proportionate interest in our Company and thus in our future earnings and assets at no additional cost to them."

If holders of more than 1,040,421 shares of Common Stock or 1,607,506 shares of Class A Common Stock properly tender and do not withdraw their shares, then the Company will purchase shares so tendered by those stockholders owning fewer than 100 shares who tender all of their shares without proration, and all other shares will be purchased on a pro rata basis by class, subject to the conditional tender offer provisions that will be described in the offer to purchase to be distributed to stockholders. Stockholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase to be distributed to stockholders. No brokerage fees or commissions will be charged to holders of record who tender their shares directly to the Depositary. Holders who tender their shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.

The tender offer is not subject to any financing contingency. In conjunction with this announcement, the Company has entered into an amendment of its unsecured revolving credit facility with Wilmington Trust Company to extend the term of the facility until October 31, 2007 and to increase the credit line to $57.5 million.

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The Company's directors and executive officers have advised the Company that they do not intend to tender any shares of Common Stock or Class A Common Stock in the offer. The Company has been advised that the Estate of John W. Rollins intends to tender approximately 1,500,000 shares of Class A Common Stock, representing approximately 21% of its Class A holdings. The Estate also owns 200,000 shares of Common Stock which it intends to tender. Other Class A stockholders have indicated an intention to tender approximately 100,000 shares. The Company currently anticipates that all or substantially all of the 1,607,506 shares of Class A Common Stock offered to be purchased will be tendered.

The Dealer Manager for the tender offer will be Raymond James & Associates, Inc. Mellon Investor Services LLC will act as the Information Agent and Depositary.

This release contains or may contain forward-looking statements based on management's beliefs and assumptions. Such statements are subject to various risks and uncertainties that could cause results to vary materially. Please refer to the Company's SEC filings for a discussion of such factors.

Dover Downs Gaming & Entertainment, Inc. is a diversified gaming and entertainment company whose operations consist of Dover Downs Slots—a 91,000-square foot video lottery (slots) casino complex; the Dover Downs Hotel and Conference Center—featuring luxury accommodations with conference, banquet, fine dining, ballroom and concert hall facilities; and Dover Downs Raceway—a harness racing track with pari-mutuel wagering on live and simulcast horse races.

This press release is for informational purpose only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's Common Stock or Class A Common Stock. The solicitation of offers to buy Dover Downs Gaming & Entertainment Common Stock and Class A Common Stock will only be made pursuant to the Offer to Purchase and related materials that the Company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission's internet address at http://www.sec.gov without charge. Stockholders will also be able to obtain copies of the Offer to Purchase and related materials, as filed with the Commission (excluding exhibits), without charge from the Company or by written or oral request directed to the Information Agent, Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number 1-866-293-6625.

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